

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Andrea Pfeifer
Chief Executive Officer
AC Immune SA
EPFL INNOVATION PARK
Building B
1015 Lausanne
Switzerland

Re: AC Immune SA
Registration Statement on Form F-3
Filed October 23, 2020
File No. 333-249655

Dear Dr. Pfeifer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Derek J. Dostal